--------                                       -----------------------------
 FORM 5
--------
  [ ] Check this box if no longer
      subject to Section 16. Form 4
      or Form 5 obligations may
      continue. See Instruction 1(b).
  [ ] Form 3 Holdings Reported
  [X] Form 4 Transactions Reported


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Kaplan          Matthew              W.
----------------------------------------------------------------------------
   (Last)          (First)           (Middle)

   c/o Rothschild Realty Inc., 1251 Avenue of the Americas
----------------------------------------------------------------------------
                   (Street)
    New York             NY                 10020
----------------------------------------------------------------------------
   (City)             (State)               (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   CNL Hospitality Properties, Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4. Statement for Month/Year

   Fiscal year ended December 31, 2002
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5. If Amendment, Date of Original (Month/Year)

   Not applicable
----------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

   -------------------------------

                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at end of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or   Price      Issuer's            (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 Fiscal Year
                                                                                  (Instr. 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------
  Common Stock,        09/30/02        S            555,555.6   D     $9.00        879,119.6             I              FN(1)
  $.01 par
  value|


FN(1) By Five Arrows Realty Securities II L.L.C. in which Rothschild Realty Investors IIA L.L.C., the managing member, has appointed Mr. Kaplan, among others, as a Manager of Five Arrows. Mr. Kaplan disclaims beneficial ownership of such securities.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                      (Over)
(Print or Type Responses)                                    SEC 2270 (3/91)

                           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title   2. Conver-   3. Trans-  4.      5. Number of   6. Date          7. Title and    8. Price 9. Number   10. Owner- Nature
of         sion or      action     Trans-  Derivative     Exercisable and  Amount of       of       of          ship of    of
Derivative Exercise     Date       action  Securities     Expiration Date  Underlying      Deriv-   Derivative  Derivative Indirect
Security   Price of     (Month/    Code    Acquired (A)   (Month/Day/Year) Securities      ative    Securities  Security:  Bene-
(Instr. 3) Derivative   Day/Year)  (Instr. or Disposed    ---------------- (Instr.3 and 4) Security Beneficia-  Direct (D) ficial
           Security                |8)     of (D)(Instr.  Date    Expira-  --------------- (Instr.  lly Owned   or         Owner-
                                           3, 4, and 5)   Exer-   tion     Title Amount or 5)       at End      Indirect   ship
                                           -------------- cisable Date           Number of          of Year     (I)
                                           (A)    (D)                            Shares             (Instr. 4)  (Instr. 4)
---------- -----------  ---------  ------- ------ ------- ------- -------- ----- --------- -------- ----------- ---------- -------






----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

                  /s/ Matthew W. Kaplan                         March 4, 2003
                  -------------------------------               -------------
                  Signature of Reporting Person**                    Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                               SEC 2270 (3/91)